Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

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Direct Dial Number	E-mail Address
(212) 455-3986	jbonnie@stblaw.com

January 6, 2017

VIA COURIER AND EDGAR

Re:	Invitation Homes Inc.
Registration Statement on Form S-11 Filed
January 6, 2017
CIK No. 0001687229

Rahul K. Patel, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Patel:

On behalf of Invitation Homes Inc. (“Invitation Homes”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission a Registration Statement on Form S-11 (the “Registration Statement”) relating to the offering of shares of its common stock, marked to show changes from Amendment No. 2 to the Draft Registration Statement confidentially submitted on December 22, 2016 (the “Draft Registration Statement”).

The Registration Statement has been revised to reflect that it has been filed rather than confidentially submitted and to reflect certain other changes. In addition, Invitation Homes has filed certain exhibits with the Registration Statement. Invitation Homes advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. Invitation Homes understands that the Staff requires a reasonable amount of time for review.

For the convenience of the Staff’s review, copies of this letter and the Registration Statement, marked to reflect changes against the Draft Registration Statement, are being delivered to your attention.

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BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

Please do not hesitate to call Joshua Ford Bonnie at 202-636-5804 or Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Kim McManus
Paul Cline
Robert F. Telewicz, Jr.

Invitation Homes Inc.
John B. Bartling Jr.
Ernest M. Freedman
Mark A. Solls

Goodwin Procter LLP
Gilbert G. Menna
Scott C. Chase

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